________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              dated August 5, 2004


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                         KFH Building, Liat Rd, Coolidge
                              Antigua, West Indies
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as a Exhibit 1 to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and six month periods ended June 30, 2004, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    August 5, 2004

                                        WORLD GAMING PLC



                                        By:      /s/ David James Naismith
                                                 ------------------------
                                        Name:    David James Naismith
                                        Title:   CFO

                                                                       EXHIBIT 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries, is a developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Inphinity Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, develops gaming software and web pages on behalf of Starnet Systems International Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua ("SSII"), licenses the gaming software to third parties for an initial licensing fee and monthly royalties. Another wholly-owned subsidiary, World Gaming Services Inc., also incorporated and operated out of Antigua, ceased operations as an internet casino with effect from May 31, 2003. The cessation of these operations did not have a material impact on the financial results of the Company.

The following tables set out selected consolidated information from the statements of operations for the three months ended June 30, 2004 and June 30, 2003, the six months ended June 30, 2004 and June 30, 2003 and the balance sheets as at June 30, 2004 and at December 31, 2003:


                 SELECTED STATEMENT OF OPERATIONS INFORMATION
                                 (UNAUDITED)

                    For the three months ended       For the six months ended
                  June 30, 2004   June 30, 2003    June 30, 2004   June 30, 2003
                  -------------   -------------    -------------   -------------

Net Sales ........   $ 4,148         $ 2,986          $ 9,512         $ 7,523
Gross Profit .....     3,967           2,654            8,832           6,617
Expenses including
  interest .......     2,283           2,911            5,173           6,473
Net Income/(Loss).     1,684            (236)           3,672             205


                      SELECTED BALANCE SHEET INFORMATION

                                            June 30, 2004
                                             (Unaudited)       December 31, 2003
                                            -------------      -----------------

Working Capital .........................     $   3,281           $    (126)
Total Assets ............................        12,805              12,591
Total loans and capital lease obligations         1,535               2,944
Accumulated Deficit .....................       (20,051)            (23,723)
Total Shareholders' Equity ..............         4,631                 828

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Total revenues for the quarter ended June 30, 2004 increased by 38.9% or $1,162 to $4,148 compared to $2,986 for the same period last year. For the six months ended June 30, 2004, revenues increased by $1,989 or 26.4% to $9,512 compared to $7,523 for the same period last year. Net income for the quarter ended June 30, 2004 was $1,684 or $0.04 per share compared to a net loss of ($236) or ($0.01) per share for the corresponding period last year. Net income for the six months ended June 30, 2004 was $3,672 or $0.08 per share compared to a net income of $205 or $0.01 per share for the same period last year.

In February 2004, the Company closed its transaction processing and customer service divisions migrating licensees that utilized these services to an industry leading supplier. There are no revenues or direct costs from these divisions in the quarter to June 30, 2004. Despite the exclusion of transaction processing fee income since February 2004, revenues have continued to grow due to increases in total wagering volume experienced by licensees. For the three and six months ended June 30, 2004, licensee gross wagering volumes increased 85.4% and 71.2%, respectively. In addition, overall net win experienced by these licensees exceeded the same quarter last year. (Net win for the Company's licensees is the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer). Consequently, licensee revenues increased 75.2% and 47.4% for the three and six month periods ended June 30, 2004, respectively, over the corresponding prior year periods.

The gross margin for the six months ended June 30, 2004 was 92.9% compared to 88.0% for the same period last year reflecting an increase of approximately 5%. The increase represents a more profitable revenue mix due to the closure of the transaction processing division in February 2004.

Operating expenses including interest and depreciation decreased 21.6% to $2,283 during the second quarter of 2004 compared to $2,911 for the same period last year. The decrease was primarily due to the following:

      o Elimination of advertising and promotion expenses that were utilized in launching the worldgaming.com gaming site during the second quarter of 2003;

      o Professional fees declined $88 or 22.1% when compared to the same period last year.

      o A 31.9% reduction in other corporate overhead or a reduction of $113, when compared to the same period last year.

The Company has stabilized the cost base over the past twelve months while maintaining its commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company had $3,907 in cash and cash equivalents up from $2,657 at December 31, 2003. The increase over the six month period was primarily due to the increased royalty revenues from licensees and collections from transaction processors on behalf of licensees in respect of outstanding transaction processing balances towards the end of the quarter. Such transaction processing balances continue to be forwarded to licensees as they are collected.

Working capital at June 30, 2004 improved to $3,281 from $(126) at December 31, 2003. This improvement in working capital is due primarily to profit generated over the six month period and improved cash collections described above.

Reserves and deposits held by credit card processors on behalf of our licensees were $2,959, down from $5,948 at December 31, 2003. These funds are held as rolling reserves and are typically released to the Company after six months. The decrease in these reserves results from the closure of the Company's transaction processing division in February, 2004. These reserves are expected to continue to decline until all amounts have either been received or written off. As these funds are held on behalf of licensees, the Company does not release such funds to the licensee until they are collected from the respective processor.

Accounts receivable increased by $1,604 from $1,538 at December 31, 2003 to $3,142 at June 30, 2004. The increased accounts receivable balance is due to increased royalties as a result of the higher revenue earned by our licensees in the six months ended June 30, 2004. Royalties due from operating licensees are usually collected towards the end of the following month. In addition, with the closure of the transaction processing division, the Company now collects all funds processed by our licensees in the previous month by the 15th day of the following month. The Company then collects its royalty from these funds before distributing to respective licensees. Prior to February 2004, such amounts would have been disclosed as amounts due from processors.

Prepaid expenses and deposits decreased by $47 to $547 at June 30, 2004 compared to $594 at December 31, 2003 primarily due to prepaid insurances amortized during the quarter.

During the first six months of 2004, the Company's accounts payable and accrued liabilities balances increased by $195.

Net cash used in investing activities for the six months ended June 30, 2004 was $1,148 compared to $78 for the same period last year. This amount primarily represents payments under the current Oracle license contract, and those under the upgrade described below, investment in new hardware infrastructure and Denial of Service (DoS) defence equipment. Towards the end of the second quarter of 2004 the Company began investing in a major upgrade to its hosting facilities in Antigua. The upgrade will involve moving to an Oracle 10g database platform in addition to replacement and expansion of disk storage sub-systems. This platform together with other new hardware infrastructure will produce a more robust operating system with greater scalability. The Company expects to expend an additional $80 on this specific upgrade project over the remainder of 2004, which it expects to fund from working capital.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Net cash used for financing activities for the six months ended June 30, 2004 was $1,409 compared to $170 provided by financing activities for the same period last year. Cash was primarily used for payments on lease settlements negotiated during the later half of 2003, and repayments of amounts due to Sportingbet PLC.

The Company previously disclosed that during the first quarter of 2004, the Company agreed in principle with Sportingbet Plc to a two-year extension of its existing software license agreement. During the year ended December 31, 2003, Sportingbet represented approximately 80% of the Company's royalty revenues. In addition, the licensee is a substantial shareholder of the Company owning approximately 29.6 percent of the Company's outstanding equity capital with the ability to acquire an additional 14 percent interest upon conversion of certain convertible debt of the Company. As previously disclosed, the licensee has indicated that it wishes to explore alternative structures to its existing relationship with the Company. The Company has been working with Sportingbet to resolve this issue and, although no assurances can be given, the Company believes that resolution may be reached in the near term. To the extent such a solution may not be reached, there is a risk that future revenues from Sportingbet past the existing two-year period could be materially and adversely affected.

REGULATORY DEVELOPMENTS

Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling byprohibiting all financial transactions pertaining to illegal Internet gambling. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. The House of Representatives passed that legislation. In late October 2003, the U.S. Senate's Committee on Banking reported the Senate bill out of Committee and it was placed on the Senate Legislative Calendar. No action has been taken since that time. The Company continues to monitor this situation because the passage of the legislation could substantially impact the business of the Company's licensees and ultimately the Company.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS
                                     ------


                                                         June 30,   December 31,
                                                           2004        2003
                                                       -----------  ------------
                                                       (Unaudited)

CURRENT ASSETS

   Cash and cash equivalents .........................   $  3,907    $  2,657
   Reserves and deposits with credit card processors .      2,959       5,948
   Accounts receivable, net ..........................        848         242
   Accounts receivable from related party ............      2,294       1,296
   Prepaid expenses ..................................        547         594
                                                         --------    --------

     Total Current Assets ............................     10,555      10,737

   Capital Assets, net ...............................      2,250       1,854
                                                         --------    --------

     TOTAL ASSETS ....................................   $ 12,805    $ 12,591
                                                         ========    ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


                                                         June 30,   December 31,
                                                           2004        2003
                                                       -----------  ------------
                                                       (Unaudited)

CURRENT LIABILITIES

   Accounts payable and accrued liabilities ..........   $  6,639    $  6,444
   Accrual for legal claims ..........................          -         215
   Funds held on deposit .............................          -       2,160
   Current portion of loans payable to related party .        348         803
   Current portion of loans payable ..................         10         645
   Current portion of capital lease obligation .......        277         596
                                                         --------    --------

     Total Current Liabilities .......................      7,274      10,863

Convertible Note payable to related party ............        900         900
                                                         --------    --------

TOTAL LIABILITIES ....................................      8,174      11,763
                                                         --------    --------

STOCKHOLDERS' EQUITY

   Capital stock .....................................     25,992      25,992
   Accumulated deficit ...............................    (20,051)    (23,723)
   Accumulated other comprehensive loss ..............     (1,310)     (1,441)
                                                         --------    --------

     Total Stockholders' Equity ......................      4,631         828
                                                         --------    --------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ......   $ 12,805    $ 12,591
                                                         ========    ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   WORLD GAMING PLC AND SUBSIDIARIES
              Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
                         (In Thousands of U.S. Dollars, except share amounts)
                                              (Unaudited)

                                               For the Three Months Ended    For the Six Months Ended
                                                       June 30,                     June 30,
                                              ---------------------------   -------------------------
                                                  2004           2003           2004         2003
                                              ------------   ------------   -----------  ------------
REVENUE
   Royalties and fees ......................  $      4,147   $      2,976   $     9,435  $      7,488
   Other ...................................             1             10            77            35
                                              ------------   ------------   -----------  ------------

     Total Revenue .........................         4,148          2,986         9,512         7,523

   Cost of sales ...........................           181            332           680           906
                                              ------------   ------------   -----------  ------------

     Gross Profit ..........................         3,967          2,654         8,832         6,617
                                              ------------   ------------   -----------  ------------

OPERATING EXPENSES
   Development, selling, general,
   and administrative ......................         1,932          2,679         4,398         5,780
   Recovery on legal settlements............             -           (300)            -          (300)
   Depreciation and amortization ...........           355            516           752           964
   Interest and bank charges ...............            (4)            16            23            29
                                              ------------   ------------   -----------  ------------

     Total Operating Expenses ..............         2,283          2,911         5,173         6,473
                                              ------------   ------------   -----------  ------------

Net Income/(Loss) From Operations ..........         1,684           (257)        3,659           144
                                              ------------   ------------   -----------  ------------

OTHER INCOME
   Other income ............................             -             21            13            61
                                              ------------   ------------   -----------  ------------

     Total Other Income ....................             -             21            13            61
                                              ------------   ------------   -----------  ------------

(Loss)/Profit before income taxes ..........         1,684           (236)        3,672           205

Income taxes ...............................             -              -             -             -
                                              ------------   ------------   -----------  ------------

NET INCOME/(LOSS) ..........................         1,684           (236)        3,672           205
                                              ------------   ------------   -----------  ------------

OTHER COMPREHENSIVE INCOME/(LOSS)
   Foreign currency translation ............           (57)          (275)          130          (406)
                                              ------------   ------------   -----------  ------------

     Total other comprehensive (loss)/income           (57)          (275)          130          (406)
                                              ------------   ------------   -----------  ------------

Net Comprehensive Income/(Loss) ............  $      1,627   $       (511)  $     3,802  $       (201)
                                              ============   ============   ===========  ============

LOSS PER SHARE - Basic .....................  $       0.04   $      (0.01)  $      0.08  $      (0.01)
                                              ============   ============   ===========  ============
               - Fully Diluted .............  $       0.03   $      (0.01)  $      0.06  $      (0.01)
                                              ============   ============   ===========  ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic ................    45,781,407     37,090,681    45,781,407    37,090,681
                                              ============   ============   ===========  ============
                    - Fully Diluted ........    59,017,790     37,090,681    59,017,790    37,090,681
                                              ============   ============   ===========  ============

                            The accompanying notes are an integral part of
                               these consolidated financial statements.

                                                   8

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                        For the Six Months Ended
                                                                June 30,
                                                        ------------------------
                                                            2004         2003
                                                        -----------  -----------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net Income ........................................... $ 3,672      $   205
   Adjustment to reconcile net loss to net
    cash provided by operating activities:
     Depreciation and amortization ......................     752          964
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit card
       processors .......................................   2,989         (179)
     (Increase) decrease in accounts receivable .........  (1,604)       2,187
     (Increase) in prepaid expenses and deposits ........      47         (176)
     Increase (decrease) in accounts payable and accrued
       liabilities ......................................     196       (1,586)
     Increase (decrease) in accrual for legal claims ....    (215)        (150)
     Increase (decrease) in funds held on deposit .......  (2,160)        (491)
                                                          -------      -------

       Net Cash Provided by Operating Activities ........   3,677          774
                                                          -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment ...................  (1,148)         (78)
                                                          -------      -------

       Net Cash (Used For) Investing Activities .........  (1,148)         (78)
                                                          -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares ...............................       -          600
New loan receipts .......................................       -        1,002
Repayment of loans payable ..............................  (1,090)      (1,114)
Principal payments on capital lease obligations .........    (319)        (318)
                                                          -------      -------

     Net Cash (Used for) Provided by Financing Activities  (1,409)         170
                                                          -------      -------

     Effects of exchange rate on cash ................... $   130      $  (406)
                                                          -------      -------


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                        For the Six Months Ended
                                                                June 30,
                                                        ------------------------
                                                            2004         2003
                                                        -----------  -----------

INCREASE/(DECREASE) IN CASH ............................  $ 1,250      $   460
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .......    2,657        1,753
                                                          -------      -------

CASH AND CASH EQUIVALENTS END OF PERIOD ................  $ 3,907      $ 2,213
                                                          =======      =======



                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                 ----------------------------------------------

CASH PAID DURING THE PERIOD FOR

 Interest and Bank charges .............................  $    23      $    29
 Income taxes ..........................................  $     -      $     -



Other non-cash transactions:

Issue of shares in part settlement of class action suit   $     -      $ 1,050
Capital assets acquired under financing plan ...........  $     -      $ 1,002


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2004 and December 31, 2003

     NOTE 1 - ACCOUNTING POLICIES

     The consolidated financial statements at June 30, 2004 and for the six months ended June 30, 2004 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousands of U.S. dollars unless the currency has been otherwise indicated.

     NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the six months ended June 30, 2004 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2003. The Results of Operations for the three months and six months ended June 30, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004 because the royalties and fees are based on gaming activity in each of the Company's offerings some of which have major seasonal fluctuations.

     NOTE 3 - INCOME TAXES

     No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere as there are losses brought forward from previous periods.

     NOTE 4 - STOCK OPTIONS

     On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2004 and December 31, 2003

     NOTE 4 - STOCK OPTIONS (continued)

     an exercise price to be determined based on the trading price of the Company's shares on the grant date.

     On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

     Options issued to employees generally vest at the conclusion of two years of service, while options issued to directors vest partially within 1 year with the remainder vesting at the conclusion of a two year service period. Options expire ten years after the date granted.

     A summary of the Company's stock option activity and related information follows:

                                  Six months ended             Year ended
                                    June 30, 2004           December 31, 2003
                                 --------------------      --------------------
 Beginning of period .........   10,818,724    $ 0.78       6,942,219    $ 1.49
 Granted .....................      640,000      0.43       5,475,000      0.15
 Exercised ...................     (300,000)     0.21               -      -
 Forfeited and adjusted ......   (1,679,341)    (1.06)     (1,598,495)    (1.65)
                                 ----------     -----      ----------    ------

 End of period ...............    9,479,383    $ 0.70      10,818,724    $ 0.78
                                  =========    ======      ==========    ======


At June 30, 2004 options outstanding were as follows:

                            Options Outstanding                        Options Exercisable
                     -----------------------------------      ------------------------------------
                                   Weighted                                  Weighted
                                   Average      Weighted                     Average      Weighted
                                  Remaining     Average                     Remaining      Average
 Range of Exercise   Number of   Contractual    Exercise       Number of   Contractual    Exercise
      Prices          Options    Life (Years)    Price          Options    Life (Years)     Price
 -----------------   ---------   ------------   --------      ----------   ------------   --------
 $0.01 - $1.00       7,501,667       7.4        $   0.26      3,761,667        5.9        $   0.34
 $1.01 - $1.50         451,684       4.6        $   1.36        448,684        4.5        $   1.36
 $1.51 - $2.50         829,370       2.5        $   2.16        829,370        2.4        $   2.16
 $2.51 - $5.99         678,162       5.6        $   3.43        678,162        5.6        $   3.43
 $6.00 - $11.00         18,500       5.0        $   8.01         18,500        5.0        $   8.01
 -----------------   ---------   ------------   ---------     ----------   ------------   --------

 $0.01 - $11.00      9,479,383       6.7        $   0.70      5,736,383        5.2        $   1.07
 =================   =========   ============   =========     ==========   ============   ========

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2004 and December 31, 2003

     NOTE 5 - COMMITMENTS AND CONTINGENCIES

     At June 30, 2004, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                      TERM                   POTENTIAL BONUS
                                     OF THE        BASE      (AS A PERCENTAGE
     NAME AND PRINCIPAL POSITION     CONTRACT     SALARY     OF BASE SALARY)
     ---------------------------     --------     ------     ----------------
     A. Daniel Moran,
     Director & CEO                  ongoing       $208         Up to 50%

     David Naismith,
     Director & CFO                  ongoing       $172         Up to 50%

     Mark Thompson,
     Operations Director             ongoing       $130         Up to 75%

     James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound) 55, plus up to US $2 per month for certain additional legal services.

     On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of $208, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of $172, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $130 with an annual housing allowance of $30 and certain other additional benefits.

     By letter dated January 6, 2004, Mr. Fleming, the Company's Chief Technology Officer's, employment contract and services there under were terminated effective January 16, 2004. The amicable settlement in respect of Mr. Fleming's resignation entitled him to a payment of CDN $33,333.33 in respect of accrued bonuses, four months salary including benefits payable until May 16, 2004 and other costs of CDN $8,700. In addition Mr. Fleming will retain his options granted on September 10, 2001 at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 66,666 had vested at the date of his resignation. Under the settlement agreement, Mr. Fleming waived any rights that he had under his employment agreement and the agreement had certain restrictions with respect to Mr. Fleming's soliciting or competing with the Company.

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